Filed Pursuant to Rule 433

Registration Statement No. 333-149818

May 15, 2008

PRICING TERM SHEET

The Export-Import Bank of Korea

€750,000,000 5.75% Notes due 2013 (the “Notes”)

Issuer	The Export-Import Bank of Korea
Issue currency	EURO (€)
Issue size	€750 million
Maturity date	May 22, 2013
Settlement date	On May 22, 2008, which will be the fifth business day following the date of this final term sheet. If you wish to trade the Notes on the date of this final term sheet or the next succeeding business day, because the Notes will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement.
Interest Rate	5.75% per annum (payable annually)
Interest Payment Dates	May 22nd of each year, starting on May 22, 2009. Interest on the Notes will accrue from May 22, 2008.
Public Offering Price	99.531%
Gross Proceeds	€746,482,500
Underwriting Discounts	0.12%
Net Proceeds	€745,582,500
Denominations	€50k/1k
Day count	Actual/Actual
ISIN	XS0365301620
Listing	Application has been made to list the Notes on the Singapore Exchange Securities Trading Limited
Joint Bookrunners	Citigroup Global Markets Limited, DEPFA BANK plc, Deutsche Bank AG, London Branch, The Hongkong and Shanghai Banking Corporation Limited, The Royal Bank of Scotland plc
Fiscal Agent	The Bank of New York
Paying Agent	The Bank of New York
Prospectus	http://www.sec.gov/Archives/edgar/data/873463/000119312508115374/d424b5.htm

In connection with the offering, DEPFA BANK plc, one of the underwriters, has indicated an intention to purchase, for itself or its affiliates, approximately 20% of the Notes.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.